UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1)*

                    Under the Securities Exchange Act of 1934

                                 Presstek, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   741113 10 4
                                 (CUSIP Number)

                                Peter R. Kellogg
                                 48 Wall Street
                                   30th floor
                               New York, NY 10005
                                 (212) 389-5841
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 26, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741113 10 4

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Peter R. Kellogg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     7,695,178
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        100,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            7,695,178
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     100,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,695,178
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (see instructions)                                                     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (see instructions)

      IN, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      IAT Reinsurance Company Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     7,615,178
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            7,615,178
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,615,178
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (see instructions)                                                     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (see instructions)

      CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER:

      This statement on Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of Presstek, Inc., a Delaware corporation ("Presstek"). The principal executive offices of Presstek are located at 55 Executive Drive, Hudson, NH 03051.

ITEM 2. IDENTITY AND BACKGROUND:

      (a) This statement on Schedule 13D is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd. ("IAT"). Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

      (b)-(c), (f) Mr. Kellogg is an American citizen and a private investor. IAT is a reinsurance company incorporated in Bermuda. Mr. Kellogg's business address is 120 Broadway, 6th floor, New York, NY 10271, and IAT's business address is 48 Wall Street, New York, NY 10005.

      (d)-(e) During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

      7,615,178 Shares are held by IAT and its wholly-owned subsidiaries, 100,000 shares of Presstek are held by a foundation controlled by Mr. Kellogg and his wife, plus an additional 80,000 shares held by companies controlled by Mr. Kellogg. The source of funds for the purchases of the Shares was the working capital of IAT and its wholly-owned subsidiaries, the funds of the foundation administered by Mr. Kellogg, and the funds of the companies controlled by Mr. Kellogg.

ITEM 4. PURPOSE OF TRANSACTION:

      The shares of Presstek were acquired for investment purposes in the ordinary course of business by IAT and its wholly-owned subsidiaries, by the foundation administered by Mr. Kellogg and his wife, and by the companies controlled by Mr. Kellogg, and were not acquired with the purpose or effect of changing or influencing control of Presstek. Mr. Kellogg and IAT review their holdings of Presstek on an ongoing basis. Depending on such review and on various factors, including, without limitation, the price of the shares, stock market conditions, and business prospects of Presstek, Mr. Kellogg and IAT reserve the right to make additional purchases or sales of the shares of Presstek in the future, although they have no present plans or proposals to do so. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise. Except as set forth below in Items 5 and 6 below, neither Mr. Kellogg nor IAT have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

      (a), (b) and (d) This statement relates to 7,615,178 shares of Presstek held by IAT and its wholly-owned subsidiaries, 100,000 shares of Presstek held by a foundation controlled by Mr. Kellogg and his wife, plus an additional 80,000 shares held by companies controlled by Mr. Kellogg. Based on Presstek's public filings, Presstek had 35,696,768 shares outstanding on May 9, 2007. Therefore, the 7,795,178 shares reported on this Schedule 13D represent 21.8% of Presstek's outstanding shares as of the date of the event which triggered the filing of this Schedule 13D. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Presstek owned by IAT and its subsidiaries. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of the shares owned by IAT and its subsidiaries and the shares owned by the foundation controlled by Mr. Kellogg and his wife, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

      (c) Below is a list of all transactions in Shares of Presstek during the 60 days prior to the date of the event which required the filing of this
Schedule 13D (except for the transactions which were reported on the most recent filing on Schedule 13D). All of the transactions in the Shares set forth below were made by IAT and its wholly-owned subsidiaries. All purchases were open market transactions.

            -------------------------------------------------------------
            Date of Transaction     Number of Shares      Price Per Share
            =============================================================
               March 20, 2007           192,500                $5.75
            -------------------------------------------------------------
               April 26, 2007           150,000                $5.74
            -------------------------------------------------------------

      (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      Except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of Presstek, including, but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A --  Agreement between Peter R. Kellogg and IAT Reinsurance
                    Company Ltd. to file this statement jointly on behalf of each of them.

      Exhibit B --  Power of Attorney (Incorporated by reference to a Schedule
                    13D filed by the Reporting Persons with the Securities and Exchange Commission on April 5, 2007).

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 27, 2007
       New York, New York             /s/ Marguerite R. Gorman, attorney in fact
                                  ----------------------------------------------
                                  Peter R. Kellogg


                                  IAT REINSURANCE COMPANY LTD.


Dated: June 27, 2007
       New York, New York         By: /s/ Marguerite R. Gorman, attorney in fact
                                      ------------------------------------------
                                      Name: Peter R. Kellogg
                                      Title: President & CEO